TODA INTERNATIONAL HOLDINGS INC.
No. 18-2-401 Gangjing Garden, Dandong Street
Zhongshan District, Dalian
Liaoning Province, China 116001

December 28, 2011

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	TODA International Holdings Inc.
Item 4.02 Form 8-K
Filed December 19, 2011
File No. 000-52346

Ladies and Gentlemen:

As requested in the comment letter dated December 21, 2011 (the “Comment Letter”) of the Staff of the Securities and Exchange Commission (the “Commission”) relating to the above-captioned Form 8-K, TODA International Holdings Inc. (the “Company”), acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Sincerely,

TODA INTERNATIONAL HOLDINGS INC.

By:	/s/ Chuan-Tao Zheng
Chuan-Tao Zheng
Chairman, CEO and President